CALEDONIA MINING CORPORATION

SUITE 1201, 67 YOUNGE STREET P O BOX 834 TORONTO, ONTARIO SAXONWOLD 2132 CANADA M5E IJ8 SOUTH AFRICA TEL 1 416 369 9835 TEL. 27 11 447 2499 FAX 1 416 369 0449 FAX. 27 11 447 2554

December 21, 2012                                                                                                                                                                             LETTER TO SHAREHOLDERS

This letter accompanies the material calling a Special Meeting of the shareholders of our Company to be held in Toronto on January 24, 2013.  The Special Meeting is being asked to consider and approve two items of business:

1.
A technical requirement based upon the Canada Business Corporations Act for the reduction of the Company’s stated capital by $140,000,000 to $56,677,000.  This capital reduction is required to enable the Company to pay an initial dividend of Cdn.$0.005      ( ½ a cent ) per pre-consolidated share;  and

2.	To consolidate the issued shares of the Company on a one new for 10 old basis from the 514,461,780 presently issued shares to 51,446,178 consolidated shares.

Subject to shareholder approval of the required capital reduction resolution at the Special Meeting, the Caledonia Board of Directors (“the Board”) intends to authorize the payment of a maiden dividend of ½ a cent per share.  Subject to the shareholder approval of the capital reduction resolution and the receipt of all applicable regulatory approvals, the expected timing of the dividend would be that the Caledonia shares would trade ex-dividend on February 6, 2013, and the dividend would be paid on February 22, 2013.  Further, the Board has determined, provided the capital reduction resolution is approved, that it will consider the payment of further dividends, based upon the results of Caledonia’s on-going operational performance, while conserving sufficient resources necessary to implement the Caledonia’s future growth strategy.  On this basis the Board will again review Caledonia’s performance in May, 2013 to determine whether a further dividend might be declared.

With respect to the proposed consolidation of Caledonia’s shares, the Board, after careful consideration, unanimously determined that the proposed share consolidation would be in both the short-term and long-term interests of Caledonia and its shareholders.  If approved, the consolidation would take place once the maiden dividend has been paid.

2012 has been a very exciting and positive year for Caledonia and has laid a solid financial and operational foundation for Caledonia’s future growth in 2013 and beyond.

Caledonia’s Board of Directors, after due and careful consideration, believes that these recommendations are in the short term and long term interests of both Caledonia and its shareholders and has recommended that shareholders approve both resolutions.

Sincerely,

Stefan Hayden
President and Chief Executive
Caledonia Mining Corporation